Document Control



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 4-9-03
1232869

DIVISION OF
MARKET REGULATION





03058891

April 9, 2003

Act	1934
Section	14e
Rule	Rule 14e-5
Public Availability	4/10/03

Sarah Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

Re: Cinven Limited Offer for Fitness First Plc
File No.: TP 03-60

Dear Ms. Murphy:

In regard to your letter dated April 9, 2003, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

-- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);

-- Fitness First plc (Company), a public limited company incorporated in England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;

-- Any purchases of the ordinary shares (Shares) of the Company by Cinven plc (Offeror), a public limited company incorporated in England and Wales, or other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the City Code; and

-- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer Document shall disclose prominently the possibility of, or the intention to make, such purchases of Shares by the Prospective Purchasers during the Offer;

3. The Prospective Purchasers shall disclose in the United States information regarding such purchases of Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;

4. The Prospective Purchasers shall comply with any applicable rules of U.K. organizations, including the City Code and the rules of the London Stock Exchange (LSE);

5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares made during the Offer, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of purchase; and

    b. if not executed on the LSE, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C., within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act is based solely on your representations and the facts presented and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

 **FRESHFIELDS BRUCKHAUS DERINGER**

LONDON
65 Fleet Street
London, EC4Y 1HS
Direct T +44 20 7832 7429
F +44 20 7832 7001
LDE No 23
E sarah.murphy@freshfields.com
www.freshfields.com
DOC ID LB755678/3+
OUR REF SCM/SMD

Mr. James A. Brigagliano
Division of Market Regulation
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

9 April 2003

CONFIDENTIAL TREATMENT REQUESTED

Dear Mr. Brigagliano:

Re: Offer by Cinven Limited for Fitness First Plc

We are writing on a confidential basis on behalf of our clients Cinven Limited, a private company organized under the laws of England and Wales (***Cinven***) and Moray Limited, a company organized under the laws of England and Wales (***Bidco***), and formed at the direction of Cinven, which intends to make an offer (the ***Offer***), for the entire issued ordinary share capital of Fitness First Plc, a company organized under the laws of England and Wales (***Fitness First***).

The Offer will be made in cash to the holders of all the issued ordinary shares of Fitness First (the ***Fitness First Shares***) and any further Fitness First Shares that are unconditionally allotted while the Offer is open. The Offer would be made on a recommended basis.

Cinven and Bidco expect to announce the Offer towards the end of this week commencing Monday, April 7, 2003 (the ***Announcement Date***).

As previously discussed with members of the staff (the ***Staff***) of the Securities and Exchange Commission (the ***Commission***), we, as counsel to Cinven and Bidco in connection with the Offer, are requesting exemptive relief from Rule 14e-5 (***Rule 14e-5***) promulgated under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), so that Cinven, Bidco and their advisors may make purchases outside the Offer, when otherwise permissible under the City Code on Takeovers and Mergers in the United Kingdom (the ***City Code***) and other applicable U.K. rules and regulations, from the time of the Announcement Date to the end of the Offer period.

 FRESHFIELDS BRUCKHAUS DERINGER

BACKGROUND

Fitness First

According to publicly available information, Fitness First is the largest fitness club operator in Europe and one of the leading fitness club operators in the world. Fitness First currently operates approximately 330 clubs located in 14 countries and has a total membership of 784,000 persons. 180 of these clubs are located in Continental Europe, the Far East and Australia. According to publicly available information, in the 52 weeks ended October 31, 2002, Fitness First and its consolidated subsidiaries had turnover excluding value added tax of £224.2 million (compared with £133.1 million for the 52 weeks ended October 31, 2001) and profit on ordinary activities before tax of £24.1 million.

The primary market for the Fitness First Shares is the London Stock Exchange.

To the best of Cinven's knowledge, Fitness First is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act. The Fitness First Shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, nor quoted on Nasdaq. Further, Fitness First does not file reports with the Commission pursuant to Section 13(a) or 15(d) of, or furnish reports to the Commission pursuant to Rule 12g3-2(b) under, the Exchange Act.

Cinven and Bidco have been informed by Fitness First that as of January 17, 2003, there are no beneficial owners holding in excess of 10% of the Fitness First Shares. Neither Cinven nor any of its affiliates currently own any Fitness First Shares.

With Fitness First's assistance, Bidco has undertaken, as is required by the instructions to paragraphs (c) and (d) of Rule 14d-1 of the Exchange Act, to determine the number of Fitness First Shares held by persons resident in the United States. Based on the share register of Fitness First made available to Cinven and Bidco, publicly available information and reasonable inquiry made by Bidco and Cinven as to the beneficial holders of the Fitness First Shares resident in the United States, Bidco and Cinven believe that, as of January 17, 2003, not less than 8.2% and not more than 12.0% of the outstanding Fitness First Shares are held by residents in the United States.

Cinven and Bidco

Cinven is a privately held company and one of Europe's leading private equity providers. Founded in 1977, Cinven has been a totally independent business since 1995, focusing entirely on larger European buy-outs. Cinven has offices in London, Paris and Frankfurt. Since 1995, Cinven has led buyouts with a total value of over €27 billion.

Bidco is a newly-formed company organized under the laws of England and Wales. Its principal purpose is to act as an acquisition vehicle for the Offer. Bidco will be wholly-owned

 FRESHFIELDS BRUCKHAUS DERINGER

by various buy-out funds managed by Cinven and Bidco's management which will have a minority stake.

PROPOSED OFFER STRUCTURE

Bidco expects to announce the Offer towards the end of this week commencing Monday, April 7, 2003. The Offer will be made in cash and will be structured as a single offer made concurrently in the United Kingdom and in the United States. The Offer for the Fitness First Shares will be at approximately 175 pence in cash for each Fitness First Share. It is currently contemplated that a loan note alternative will be made available to Fitness First shareholders for U.K. tax purposes only (although this alternative will not be available to Fitness First shareholders in the United States and certain other prohibited jurisdictions).

The Fitness First Shares will be acquired by Bidco fully paid, or credited as fully paid, and free from all liens, equities, charges, encumbrances and other third party rights or interests and together with all rights attaching thereto on or after the Announcement Date, including the right to all dividends and other distributions (if any) declared, made or paid thereafter.

The Offer is structured to comply with (i) the rules and regulations of the U.K. Listing Authority and the London Stock Exchange, (ii) the City Code, and (iii) except as otherwise requested herein, the requirements of Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. Cinven's and Bidco's primary objective in structuring the Offer is to allow for participation by holders of the Fitness First Shares in the United Kingdom and the United States, while complying with the generally applicable requirements in both jurisdictions to the greatest extent practicable.

The Offer will be made pursuant to one offer document (the ***Offer Document***). The Offer Document will comply with the rules and regulations of the U.K. Listing Authority and the City Code.

The Offer Document will be mailed by Bidco to all holders of record of the Fitness First Shares, including those with addresses in the United States, but excluding those with addresses in Canada, Australia and Japan and otherwise where the distribution of the Offer Document or the making of the Offer would be prohibited by law. Bidco will not include language in the Offer Document prohibiting the forwarding of the Offer Document by custodians, nominees, trustees and others holding shares for beneficial owners with addresses in the United States to such beneficial owner. In the absence of such a prohibition, it is expected that the record owner will forward the Offer Document to the beneficial owner. As a result, we expect that each beneficial owner of the Fitness First Shares that resides in the United States will receive an Offer Document and that such Offer Document will include a notice described below with respect to the possibility of purchases of the Fitness First Shares outside of the Offer.

The Offer Document will be mailed to all holders of the Fitness First Shares in the United

Kingdom and the United States no later than 28 days after the Announcement Date, as required by Rule 30.1 of the City Code although it is expected that Offer Document will be mailed shortly after the Announcement Date. The Offer will remain open for acceptance for not less than 20 U.S. business days after it is made (upon mailing the Offer Document) and for such additional period or periods as may be determined by Cinven and as may be mandated by the provisions of Regulation 14E under the Exchange Act or the City Code. To comply with the City Code, however, an offer must lapse unless it becomes or is declared unconditional as to acceptances by midnight on the 60th calendar day after mailing or such later date as to which The Panel on Takeovers and Mergers (the ***Panel***), which administers the City Code, may agree.

If the Offer becomes or is declared unconditional as to acceptances, the Offer must, in order to comply with Rule 31.4 of the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as Cinven deems appropriate. In addition, Rule 31.2 of the City Code requires that notice of the termination of any subsequent offer period must be given not less than 14 calendar days prior to such termination. An institution operating in the United Kingdom will act as the U.K. receiving agent to receive tenders of Fitness First Shares pursuant to the Offer.

Pursuant to Rule 31.7 of the City Code, the Offer must become or be declared wholly unconditional (*i.e.*, all conditions to the Offer have been satisfied or, where permissible, waived), no later than 21 calendar days after the date the Offer has become or been declared unconditional as to acceptances (unless the Panel agrees to a later date).

If the Offer becomes or is declared wholly unconditional, all Fitness First Shares validly tendered during the Offer will be accepted and paid for by Bidco within 14 calendar days of the later of the date when the Offer becomes wholly unconditional and the date of receipt of an acceptance which is complete in all respects.

The Offer will be subject to several conditions which are generally customary for U.K. offers of this type.

Purchases Outside the Offer and Rule 14e-5

In the United Kingdom, purchases outside the Offer are permitted, subject to certain limitations, and such purchases are quite common in connection with cash tender offers for U.K companies. Under the City Code, Cinven, Bidco and their advisors and brokers are permitted to purchase Fitness First Shares in the open market or otherwise prior to and during the conduct of, but outside, the Offer, subject to certain limitations.

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for

 FRESHFIELDS BRUCKHAUS DERINGER

such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by Cinven, Bidco and other covered persons acting on their behalf of Fitness First Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.[1]

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, under Rule 8.1 of the City Code any purchases outside the Offer are required to be disclosed on a next-day basis to the London Stock Exchange and the Panel and this information is available for public inspection at the Company Announcements Office of the London Stock Exchange. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market.

REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request that (i) Cinven, (ii) Bidco, (iii) their financial advisor, UBS Limited, and (iv) any broker or other financial institution acting as its or their agent (collectively, the ***Prospective Purchasers***) be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Fitness First Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) No purchases or arrangements to purchase Fitness First Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) Disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

---

[1] Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act -- namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" -- would be satisfied if Cinven, Bidco or financial institutions acting on their behalf made purchases of Fitness First Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5, as set forth below. We have been requested by Cinven and Bidco to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Fitness First Shares outside the United States in the absence of such exemptive relief.

 **FRESHFIELDS BRUCKHAUS DERINGER**

(c) The Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) The Prospective Purchasers shall disclose to the Division of Market Regulation of the Commission (the ***Division of Market Regulation***) upon request, a daily time-sequenced schedule of all purchases of Fitness First Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase and (2) if not executed on the London Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(e) Upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) The Prospective Purchasers shall comply with any applicable rules of U.K. organizations, including the City Code and the rules of the U.K. Listing Authority and the London Stock Exchange;

(g) Cinven shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offeror and persons acting on behalf of offeror. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past such as letter regarding the offer by St David Capital for Hyder plc (available April 17, 2000), letter regarding the offer by WPD Limited for Hyder plc (available May 31, 2000), letter regarding the offer by Schlumberger Limited for Sema Group plc (available February 15, 2001), letter regarding the offer by Vinci for TBI plc (available August 23, 2001), and letter regarding offer by CIBER (U.K.) for ECSoft Group plc (available January 8, 2003).

In addition, we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to securities and the United States Commodity Futures Trading

 **FRESHFIELDS BRUCKHAUS DERINGER**

CONCLUSION

Pursuant to Regulation 200.81, we respectfully request on behalf of Cinven that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of Cinven for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (5 December 1980), seven additional copies of this letter are enclosed.

In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact my colleagues Steven M. Davidoff on +44 20 7427 3201, Antti Ihamuotila on +44 20 7785 2684 or me on +44 20 7832 7429.

Very truly yours,

Sarah Murphy